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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Sirona Dental Systems, Inc. (formerly known as Schick Technologies, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan Nicholas W. Alexos Madison Dearborn Partners, LLC Three First National Plaza, Suite 4600 Chicago, Illinois 60602 (312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

May 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings Luxco S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP Global Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP IV Global Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP IV Global GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP Global Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,747,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,747,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON (See Instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2005, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on August 12, 2009, Amendment No. 3 to Schedule 13D filed with the Commission on December 11, 2009, Amendment No. 4 to Schedule 13D filed with the Commission on December 17, 2009, Amendment No. 5 to Schedule 13D filed with the Commission on February 17, 2010, Amendment No. 6 to Schedule 13D filed with the Commission on February 23, 2010, Amendment No. 7 to Schedule 13D filed on March 11, 2011, Amendment No. 8 to Schedule 13D filed with the Commission on March 14, 2011 and Amendment No. 9 to Schedule 13D filed with the Commission on March 16, 2011 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 10 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On May 9, 2011, Luxco announced its intention to sell 9,747,480 shares of Common Stock to Barclays Capital Inc. On May 10, 2011, Luxco entered into an underwriting agreement with Barclays Capital Inc. providing for the sale of such shares at a price to the public of $53.40. All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 55,761,081 shares of Common Stock outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q. A Shelf registration statement relating to the foregoing has been filed with, and declared effective by, the Commission.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a)—(b) Luxco has the shared power to vote and dispose of 9,747,480 shares of Common Stock, constituting approximately 17.48% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, MDCP Global Aggregator, as the controlling shareholder of Luxco, MDCP IV Global Investments LP by virtue of its being the controlling shareholder of Sirona Holdings S.A., MDP IV Global GP, LP by virtue of its being the sole general partner of MDCP IV Global Investments LP and MDP Global Investors Limited by virtue of its being the sole general partner of MDP IV Global GP, LP and MDCP Global Aggregator, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

(c) On March 16, 2011, Luxco sold an aggregate 4,500,000 shares of Common Stock to Barclays Capital Inc., at a price of $48.50 per share. The shares were delivered by Luxco to the underwriters through the facilities of the Depository Trust Company in exchange for cash, delivered by wire transfer of immediately available funds.

Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons since the most recent filing of the Reporting Persons on Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Inapplicable.

Item 7. Material to be filed as Exhibits.

Exhibit A	Schedule 13D Joint Filing Agreement, dated December 17, 2009, by and among Luxco, Luxco Manager, MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors (as previously filed with this Statement).

Exhibit B	Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 26, 2005).

Exhibit C	Registration Statement, dated as of June 20, 2006, between Luxco and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2006).

Exhibit D	Letter Agreement, dated as of December 8, 2009, between Luxco and Jeffrey Slovin (as previously filed with this Statement).

Exhibit E	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on December 15, 2009)

Exhibit F	Underwriting Agreement, dated as of February 17, 2010, by and among the Company, Luxco, Jeffrey Slovin, and Barclays Capital Inc. (as previously filed with this Statement).

Exhibit G	Underwriting Agreement, dated as of March 11, 2011, by and among the Company, Luxco, Jeffrey Slovin, and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on March 11, 2011).

Exhibit H	Underwriting Agreement, dated as of May 10, 2011, by and among the Company, Luxco, Jeffrey Slovin, and Barclays Capital Inc. (to be filed by amendment).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 10, 2011

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

SIRONA HOLDINGS S.A.

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

MDCP GLOBAL AGGREGATOR, L.P.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Luxco Manager: Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors. The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors. The two B Directors are Lorenzo Barcaglioni and Michel Raffoul, both of whom are employees of Services Généraux de Gestion S.A., an independent business service company that performs certain services for Luxco Manager. The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. The principal business address of Lorenzo Barcaglioni, who is a citizen of Italy and a resident of Luxembourg, and Michel Raffoul, who is a citizen of France and a resident of Luxembourg, is c/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg.

Persons Controlling MDP Global Investors: The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, Cynthia Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each member of MDP Global Investors is a United States citizen.